UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 001-08443

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION

Telos Corporation
Full Name of Registrant

Former Name if Applicable

19886 Ashburn Road
Address of Principal Executive Office (Street and Number)

Ashburn, VA 20147-2358
City, State and Zip Code

PART II-RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The SEC filer status of Telos Corporation (the “Company”) changed from an emerging growth company to a large accelerated filer as of December 31, 2021 due to the market capitalization of its public float on June 30, 2021, and as a result, the Company is required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act at December 31, 2021. The principal reasons for the delay in completing our year-end closing and financial reporting process are primarily due to delays in completing our assessment of the effectiveness of our internal control over financial reporting. As a result of the foregoing, the Company’s independent registered public accounting firm has not yet completed its audits of the Company’s financial statements and internal control over financial reporting as of December 31, 2021. As such, the Company is unable to file its Annual Report on Form 10-K within the prescribed time period, which delay could not be eliminated by the Company without unreasonable effort and expense. The Company expects to file its 2021 Form 10-K within the extension period of 15 calendar days as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.
The Company expects its auditor will issue an unqualified opinion on the consolidated financial statements. The Company has identified material weaknesses in the Company’s internal control over financial reporting and as a result, expects its internal control over financial reporting and disclosure controls will be ineffective as of December 31, 2021. The 2021 Form 10-K will describe these material weaknesses, and the Company is implementing plans to remediate them. The Company does not anticipate any changes to its previously audited financial statements.
The Company expects to report financial results for the fourth quarter and full year ended December 31, 2021 that are not lower than the financial guidance range provided by the Company on November 15, 2021.

This filing contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements may include, without limitation, statements relating to the Company’s plans, objectives or goals; future economic performance or prospects; the potential effect on the Company’s future performance of certain contingencies; and assumptions underlying any such statements. You are cautioned not to place undue reliance on the Company's forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. The Company cautions you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including without limitation the risk that the Company is not able to complete its Annual Report on Form 10-K in the time period that it currently expects, the risk that the Company’s auditor does not issue an unqualified opinion, the risk that the Company is unable to remediate the material weaknesses in the Company’s internal control over financial reporting, the risk that the Company’s reported financial results are different than expected, and the risks described under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K.
PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark Bendza Chief Financial Officer	703	724-3800
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report financial results for the fourth quarter and full year ended December 31, 2021 that are not lower than the financial guidance range provided by the Company on November 15, 2021.

Telos Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2022	By:	/s/ Mark Bendza
Mark Bendza
Chief Financial Officer (Principal Financial and Accounting Officer)

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